FORM 11-K


          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934





[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994.




                                    OR




[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____.

Commission file number 1-9993.


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Ashland Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West Virginia 25701.



Financial Statements and Exhibits


Financial Statements and Schedules

          Report of Independent Auditors . . . . . . . . . . . .     3
          Statements of Financial Condition, with Fund Information 4 Statements of Income and Changes in Plan Equity, with Fund
           Information . . . . . . . . . . . . . . . . . . . . .     6
          Notes to Financial Statements  . . . . . . . . . . . .     8
          Schedule of Assets Held for Investment Purposes. . . .    11
          Schedule of Reportable Transactions  . . . . . . . . .    13


Exhibits

        24 - The consent of Ernst & Young LLP, independent auditors 16





                      Report of Independent Auditors


To the Staff Administrative Committee
Ashland Coal, Inc.


We have audited the accompanying statements of financial condition of the Ashland Coal, Inc. Employee Thrift Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1994 and 1993, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 5, 1995                                    /s/ERNST & YOUNG LLP



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION

December 31, 1994

                                                            Ashland Coal,                 U.S.                  Ashland Inc.
                                                                 Inc.     Investment   Government   Diversified      Common
                                                            Common Stock   Contract    Securities      Equity        Stock
                                                                Fund         Fund         Fund         Fund          Fund
                                                   Total     (Option A)   (Option B)   (Option C)   (Option D)    (Option E)
ASSETS

 Investments-Notes 1, 2 & 4
  Common Stock
    Ashland Coal, Inc.
     (cost - $1,984,417,
      shares - 79,801)                         $ 2,274,328  $ 2,274,328  $        -   $        -    $       -    $        -
    Ashland Inc.
     (cost - $460,570,
      shares - 25,428)                             877,266           -            -            -            -        877,266
  Common Trust Funds
    United States Government
     Securities (cost - $1,354,585,
     units - 11,950)                             1,485,011           -            -     1,485,011           -             -
    Diversified Equity
     (cost - $2,332,980,
     units - 14,238)                             2,685,697           -            -            -     2,685,697            -
    Short-Term Investments
     (cost approximates market)                     60,673       51,742           -            -             2         8,929
  Investment Contracts
     (held by Ashland Inc.
     Collective Investment Trust -
     cost approximates market)                  10,268,220           -    10,268,220           -            -             -
 Amounts due from participating
  employees and employers
  Employees                                         61,822       10,663       30,738        6,487       13,934            -
  Employers                                         32,018        5,894       16,355        3,227        6,542            -
 Amounts receivable from (due to)
  other funds                                           -       (15,760)      22,288          139          350        (7,017)
 Accrued income receivable                          57,391        2,369       54,734          178           86            24

                                               $17,802,426  $ 2,329,236  $10,392,335  $ 1,495,042   $2,706,611   $   879,202


PLAN EQUITY                                    $17,802,426  $ 2,329,236  $10,392,335  $ 1,495,042   $2,706,611   $   879,202



See accompanying notes.




ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION

December 31, 1993

                                                            Ashland Coal,                 U.S.                   Ashland Inc.
                                                                Inc.      Investment   Government   Diversified     Common
                                                            Common Stock   Contract    Securities     Equity        Stock
                                                                Fund         Fund         Fund         Fund          Fund
                                                   Total     (Option A)   (Option B)   (Option C)   (Option D)    (Option E)
ASSETS

 Cash                                          $      (276) $        -   $        -   $        -    $       -    $      (276)
 Investments-Notes 1, 2 & 4
  Common Stock
    Ashland Coal, Inc.
     (cost - $1,812,143,
      shares - 76,889)                           2,325,892    2,325,892           -            -            -             -
    Ashland Inc.
     (cost - $485,023,
      shares - 26,778)                             913,799           -            -            -            -        913,799
  Common Trust Funds
    United States Government
     Securities (cost - $922,583,
     units - 8,593)                              1,055,417           -            -     1,055,417           -             -
    Diversified Equity
     (cost - $1,723,863,
     units - 11,140)                             2,062,201           -            -            -     2,062,201            -
    Short-Term Investments
     (cost approximates market)                     28,795       28,795           -            -            -             -
  Investment Contracts
     (held by Ashland Inc.
     Collective Investment Trust -
     cost approximates market)                   9,494,710           -     9,494,710           -            -             -
 Amounts due from participating
  employees and employers
  Employees                                         20,347        3,902       10,083        2,357        4,005            -
  Employers                                         10,524        2,032        5,352        1,139        2,001            -
 Amounts receivable from (due to)
  other funds                                           -        80,445        7,201        3,248      (90,894)           -
 Accrued income receivable                          56,314           83       56,199            4           28            -

                                               $15,967,723  $ 2,441,149  $ 9,573,545  $ 1,062,165   $1,977,341   $   913,523


LIABILITIES AND PLAN EQUITY

 Distributions payable                         $    33,600  $     3,447  $    24,095  $     1,481   $    4,577   $        -
 Accounts payable - securities                      19,973       19,973           -            -            -             -
                                                    53,573       23,420       24,095        1,481        4,577            -

 Plan equity                                    15,914,150    2,417,729    9,549,450    1,060,684    1,972,764       913,523

                                               $15,967,723  $ 2,441,149  $ 9,573,545  $ 1,062,165   $1,977,341   $   913,523

See accompanying notes.


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION

Year Ended December 31, 1994

                                                            Ashland Coal,                 U.S.                   Ashland Inc.
                                                                Inc.      Investment   Government   Diversified      Common
                                                            Common Stock   Contract    Securities     Equity         Stock
                                                                Fund         Fund         Fund         Fund          Fund
                                                   Total     (Option A)   (Option B)   (Option C)   (Option D)    (Option E)
Investment income
 Dividends                                     $    62,468  $    35,821  $        -   $        -    $       -    $    26,647
 Interest                                          635,535        2,617      632,313          329          215            61
Net appreciation (depreciation) in
 fair value of investments                         (52,263)    (130,747)          -        14,018       48,449        16,017
Contributions
 Employees                                       1,767,094      290,964      850,936      275,740      349,454            -
 Employers                                         784,518      149,546      385,374       82,962      166,636            -

                                                 3,197,352      348,201    1,868,623      373,049      564,754        42,725

Withdrawals                                     (1,309,076)    (111,875)  (1,029,022)     (59,712)     (62,177)      (46,290)
Option transfers by
 participants - net                                     -      (324,819)       3,284      121,021      231,270       (30,756)

                                                (1,309,076)    (436,694)  (1,025,738)      61,309      169,093       (77,046)

Net increase (decrease) in plan equity           1,888,276      (88,493)     842,885      434,358      733,847       (34,321)
Plan equity at beginning of year                15,914,150    2,417,729    9,549,450    1,060,684    1,972,764       913,523

Plan equity at end of year                     $17,802,426  $ 2,329,236  $10,392,335  $ 1,495,042   $2,706,611   $   879,202

See accompanying notes.


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION

Year Ended December 31, 1993

                                                            Ashland Coal,                 U.S.                   Ashland Inc.
                                                                Inc.      Investment   Government   Diversified      Common
                                                            Common Stock   Contract    Securities     Equity         Stock
                                                                Fund         Fund         Fund         Fund          Fund
                                                   Total     (Option A)   (Option B)   (Option C)   (Option D)    (Option E)
Investment income
 Dividends                                     $    55,752  $    27,024  $        -   $        -    $       -    $    28,728
 Interest                                          651,553        1,750      649,207           26          512            58
Net appreciation in
 fair value of investments                         782,911      316,002           -        66,816      174,579       225,514
Contributions
 Employees                                       1,587,114      291,668      802,947      169,092      323,407            -
 Employers                                         722,270      145,511      369,804       77,393      129,562            -

                                                 3,799,600      781,955    1,821,958      313,327      628,060       254,300

Withdrawals                                       (954,130)    (301,200)    (437,697)     (75,850)     (85,861)      (53,522)
Option transfers by
 participants - net                                     -      (224,547)     558,377     (565,734)     311,486       (79,582)

                                                  (954,130)    (525,747)     120,680     (641,584)     225,625      (133,104)

Net increase (decrease) in plan equity           2,845,470      256,208    1,942,638     (328,257)     853,685       121,196
Plan equity at beginning of year                13,068,680    2,161,521    7,606,812    1,388,941    1,119,079       792,327

Plan equity at end of year                     $15,914,150  $ 2,417,729  $ 9,549,450  $ 1,060,684   $1,972,764   $   913,523


See accompanying notes.














ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

      The accounts of the Ashland Coal, Inc. Employee Thrift Plan (the
      Plan) are maintained on the accrual basis of accounting. Effective January 1, 1994, as a result of guidance provided by the AICPA Employee Benefit Plans Committee, the Plan is required to disclose in the notes to the financial statements the amount of assets that have been allocated but not paid to participants who have withdrawn from the Plan as of year-end. Such amounts (approximately $72,000 at December 31, 1994) are not recorded as a deduction from the Plan's equity until paid. However, for presentation in Form 5500, the Department of Labor continues to require such amounts to be included in liabilities and withdrawals. The 1993 financial statements have not been restated to reflect this change.

      All costs and expenses of administering the Plan, except certain investment advisor's fees relative to Option B (which are paid from funds invested in that option), are paid by the plan administrator, Ashland Coal, Inc. (Ashland Coal).

      Investments are accounted for at market value based on the closing market price for investments traded on an exchange, on bid price for other listed investments and at cost (which approximates market) for investment contracts and short-term investment funds.

NOTE 2 - DESCRIPTION OF THE PLAN

      Subject to applicable limitations, participating employees may contribute up to 16% of their salaries or wages to the Plan, on either a before- or after-tax basis. Ashland Coal or its participating subsidiaries currently contribute an amount equal to 70% of the amount of "Basic Contributions". "Basic Contributions" are amounts contributed by employees up to 6% of their salaries or wages. Employees have the following options in which their contributions can be invested:

        Option A: Funds are invested in Ashland Coal's common stock.

        Option B: Funds are invested in a portfolio of investment contracts with a number of insurance companies. The principal amount invested in the fund is guaranteed by the insurance companies, but there is no predetermined fixed interest rate over a specified period. Presently, these Fund B investments are held by Society National Bank (the Trustee) under the Ashland Inc. Collective Investment Trust. The Plan held 3.0% and 2.9% interests in this fund as of December 31, 1994 and 1993, respectively. The remaining interests at December 31, 1994, were held by the Ashland Inc. Employee Thrift Plan, the SuperAmerica Hourly Associates Savings Plan, the Coal-Mac, Inc. Savings and Retirement Plan, and the Mingo Logan Coal Company Retirement Plan and Mingo Logan Hourly Employees Savings Plan. The average yields relative to the investment contract fund were



ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 2 - DESCRIPTION OF THE PLAN--Continued

                  6.6% and 7.5% for the years ended December 31, 1994 and 1993, respectively, and the average crediting interest rates were 6.8% and 7.2% as of December 31, 1994 and 1993, respectively.

                  Effective as of the valuation date immediately preceding August 1, 1994, approximately 5.6% of this trust fund was frozen and segregated from the rest of the investments in the trust fund. This frozen portion represents the part of the fund that was invested in investment contracts issued by Confederation Life Insurance Company of Canada. On or about August 12, 1994, applicable Canadian and United States regulatory authorities took control of Confederation Life's assets. The portion of the trust fund attributable to the Confederation Life investments will remain frozen until a reasonable valuation of the Confederation Life investment contracts can be made. The plan administrator does not believe the resolution of this matter will have a material adverse effect on the Plan's financial position.

        Option C: Funds are invested in a common trust fund, maintained by the Trustee, which is invested in obligations of the United States Government and its agencies and instrumentalities with maximum maturities of four years.

        Option D: Funds are invested in a common trust fund, maintained by the Trustee, which is invested primarily in common stocks of large, well capitalized corporations.

        Option E: Funds are invested in common stock of Ashland Inc.
                  These funds represent funds which were invested in certain Ashland Inc. benefit plans prior to being transferred to the Plan. Except for similar transfers, no other amounts under the Plan may be invested in Fund E. Beginning in March 1990, investment income earned by participants from their Fund E accounts is allocated to the participants' other investment accounts proportionately based on the participants' current investment elections.

   Ashland Coal has the right to discontinue its contributions at any time and to initiate the termination of the Plan. In the event of a termination of the Plan, the participant account balances become nonforfeitable and the Plan and related trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and trust shall terminate.

   Information about benefits and other provisions of the Plan are contained in the summary plan description, copies of which are available from Ashland Coal.








ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE 3 - TAX STATUS OF THE PLAN

   To its best knowledge and belief, the plan administrator believes the Plan is being operated in compliance with applicable law and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

   The most recent favorable determination letter pertaining to the Plan was dated August 4, 1989. That letter confirmed that the provisions of the plan document, as they existed on that date (including certain proposed amendments submitted to the Internal Revenue Service on June 14, 1989), were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended several times since the 1989 determination letter was issued to bring the Plan into conformity with changes in tax regulations. The Plan has been submitted to the Internal Revenue Service for an updated determination letter. Neither Ashland Coal nor its benefits counsel have any reason to believe that the revised Plan will not receive a favorable determination letter or that revisions cannot be made that would allow a favorable determination letter to be issued.

NOTE 4 - INVESTMENTS

   The fair value of individual investments that represent 5% or more of the assets of the Plan follow:

                                                       December 31
                                                    1994        1993

        Ashland Coal, Inc. Common Stock         $2,274,328  $2,325,892
        Ashland Inc. Common Stock                  877,266     913,799
        Employee Benefits Reserve Fund           1,485,011   1,055,417
        Employee Benefits Value Equity Fund      2,685,697   2,062,201
        Investments held in Collective
         Investment Trust
          Aetna Life Ins., 7.75%-9.45%,
           due 1996-2002                         1,090,829          -
          Aetna Life Ins., 9.25%-9.45%,
           due 1995-1997                                -    1,242,575
          Confederation Life Ins., 8.54%-9.48%,
           due 1994-1996                           570,880          -
          Confederation Life Ins., 8.54%-9.74%,
           due 1993-1996                                -      624,800
          Mass Mutual Life Ins., 7.00%-9.41%,
           due variable                          1,004,684     873,446
          Metropolitan Life Ins., 5.52%-8.80%,
           due variable                          1,322,373     652,756
          New York Life Ins. Co., 4.88%-6.52%,
           due 1996-1998                           974,628     634,517
          Provident Life & Accident, due 2003      819,251     856,296
          Prudential Ins. Co. of America,
           8.59%-9.32%, due 1996-2005              564,680     774,756
          Bankers Trust Basic, 5.18%             1,049,577     954,696







ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1994

                                    Number of
Identity of Issue,                  Shares or
Borrower, or                        Principal                     Market
Similar Party                         Amount         Cost          Value
ASHLAND COAL, INC. COMMON STOCK         79,801  $  1,984,417  $  2,274,328

ASHLAND INC. COMMON STOCK               25,428       460,570       877,266

UNITED STATES GOVERNMENT SECURITIES
   Employee Benefits Reserve Fund       11,950     1,354,585     1,485,011

DIVERSIFIED EQUITY INVESTMENT FUNDS
   Employee Benefits Value Equity
   Fund                                 14,238     2,332,980     2,685,697

SHORT-TERM INVESTMENT FUNDS
   Employee Benefits Money Market
   Fund                            $    60,673        60,673        60,673

INVESTMENTS HELD IN COLLECTIVE
  INVESTMENT TRUST
  Bankers Trust Employee Benefits
    Money Market Fund              $   807,772       807,772       807,772
  Bankers Trust Basic, 5.18%        34,858,341    34,858,341    34,858,341
  Aetna Life Ins., 9.45%,
   due 2/7/96                       21,601,711    21,601,711    21,601,711
  Aetna Life Ins., 7.75%,
   due 11/15/02                     14,626,685    14,626,685    14,626,685
  Canada Life Assurance, 9.53%,
   due 7/12/95                       5,219,144     5,219,144     5,219,144
  Canada Life Ins., 9.42%,
   due 11/27/95                      5,040,862     5,040,862     5,040,862
  Commonwealth Life Ins., 6.87%,
   due 11/15/97                      8,857,308     8,857,308     8,857,308
  Commonwealth Life Ins., 6.01%,
   due 5/15/99                       2,937,150     2,937,150     2,937,150
  Commonwealth Life Ins., 6.20%,
   due 2/25/98                       3,876,008     3,876,008     3,876,008
  Commonwealth Life Ins., 7.06%,
   due 5/15/99                       6,619,833     6,619,833     6,619,833
  Commonwealth Life Ins., 7.82%,
   due 10/25/00                      2,741,729     2,741,729     2,741,729
  Confederation Life Ins., 9.48%,
   due 9/29/94 *                     3,235,863     3,235,863     3,235,863
  Confederation Life Ins., 8.75%,
   due 1/3/95 *                      5,246,015     5,246,015     5,246,015
  Confederation Life Ins., 8.54%,
   due 1/1/96 *                      5,233,157     5,233,157     5,233,157
  Confederation Life Ins., 8.71%,
   due 2/1/95 *                      5,244,910     5,244,910     5,244,910
  Continental Assurance,
   due 4/1/99                        1,588,778     1,588,778     1,588,778
  Hartford Life Ins., 8.51%,
   due 5/1/96                        6,819,540     6,819,540     6,819,540
  Hartford Life Ins., 7.56%,
   due 6/15/95                       4,008,458     4,008,458     4,008,458
  Hartford Life Ins., 6.70%,
   due variable                     10,193,303    10,193,303    10,193,303
  John Hancock Mutual Life,
   9.67%, due 10/2/97                7,403,285     7,403,285     7,403,285
  Mass Mutual Life Ins., 7.00%,
   due 10/5/01                       7,605,645     7,605,645     7,605,645
  Mass Mutual Life Insurance
   Co., due 7/5/00                  10,645,956    10,645,956    10,645,956
  Massachusetts Mutual Life,
   9.41%, due 3/31/97                7,712,457     7,712,457     7,712,457
  Metropolitan Life Ins.,
   7.25%, due variable              15,887,107    15,887,107    15,887,107
  Metropolitan Life Ins.,
   8.65%, due 12/31/98               2,801,603     2,801,603     2,801,603
  Metropolitan Life Ins.,
   8.80%, due 12/31/98               5,222,937     5,222,937     5,222,937
  Metropolitan Life Ins.,
   5.76%, due 4/30/99               10,509,679    10,509,679    10,509,679


ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--Continued

                                   Number of
                                   Shares or
                                   Principal                     Market
                                     Amount         Cost         Value

INVESTMENTS HELD IN COLLECTIVE
  INVESTMENT TRUST--Continued
  Metropolitan Life Ins.,
   5.52%, due 2/1/99                 9,497,068     9,497,068     9,497,068
  New York Life Ins. Co.,
   4.88%, due 11/28/96               6,226,218     6,226,218     6,226,218
  New York Life Ins. Co.,
   6.52%, due 1/12/98                5,317,068     5,317,068     5,317,068
  New York Life Ins. Co.,
   5.57%, due 5/28/98               10,349,460    10,349,460    10,349,460
  New York Life Ins. Co.,
   5.72%, due 8/3/98                10,476,405    10,476,405    10,476,405
  Peoples Security Life Ins.,
   8.79%, due 12/29/94               4,097,174     4,097,174     4,097,174
  Peoples Security Life Ins.,
   8.51%, due 10/6/95                5,541,123     5,541,123     5,541,123
  Provident Life & Accident,
   due 9/1/03                       27,208,795    27,208,795    27,208,795
  Provident Mutual Life Ins.,
   9.20%, due 10/5/95                  742,112       742,112       742,112
  Provident Nat'l Assurance
   Co., 5.13%, due 7/31/97           6,973,546     6,973,546     6,973,546
  Prudential Ins. Co. of
   America, 9.32%, due 5/14/01       2,723,825     2,723,825     2,723,825
  Prudential Ins. Co. of America,
   8.63%, due 5/15/05                2,900,436     2,900,436     2,900,436
  Prudential Ins. Co. of America,
   8.59%, due 6/3/96                 6,535,254     6,535,254     6,535,254
  Prudential Ins. Co. of America,
   8.90%, due 6/1/97                 6,594,529     6,594,529     6,594,529
  State Mutual Life Assurance,
   9.23%, due 7/28/97                7,157,516     7,157,516     7,157,516
  CDC BRIC, 6.91%, due 10/31/98      6,067,376     6,067,376     6,067,376
  CDC BRIC, 7.62%, due 10/25/99      6,072,869     6,072,869     6,072,869
Less other plans' interest in
  Collective Investment Trust
  holding above investments       (330,757,790) (330,757,790) (330,757,790)
Plan's interest in Collective
  Investment Trust holding
  above investments               $ 10,268,220    10,268,220    10,268,220

                                                $ 16,461,445  $ 17,651,195


* As previously described in Note 2, the Confederation Life Insurance investments were frozen on the valuation date immediately preceding August 1, 1994. The rates of return identified for these contracts may ultimately be less than noted because of the liquidation proceedings initiated by the Canadian and United States regulatory authorities.




















ASHLAND COAL, INC. EMPLOYEE THRIFT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1994

                                                                                                          Current
                                                                                                          Value of
                                                                              Expenses                   Asset on       Net
Identity of Party   Description           Number of   Purchase   Selling   Incurred with     Cost of     Transaction     Gain
Involved or Issuer  of Asset             Transactions   Price     Price     Transaction       Asset         Date       (Loss)
Category (iii)--Series of transactions in excess of 5% of plan assets
Acquisitions:

Society National    Employee Benefits      162      $ 1,951,046      N/A          Net       $ 1,951,046  $ 1,951,046     N/A
 Bank                 Money Market Fund


Dispositions:

  Society National  Employee Benefits      128          N/A      $ 1,919,168      Net         1,919,168    1,919,168    None
   Bank               Money Market Fund


There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1994.









                                SIGNATURES
       Pursuant to the requirements of the Securities Exchange Act of 1934, Ashland Coal, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  ASHLAND COAL, INC. EMPLOYEE
                                     THRIFT PLAN

                                  By: ASHLAND COAL, INC. as Plan
                                      Administrator




Date:  June 22, 1995              By: /s/ Roy F. Layman
                                      Roy F. Layman,
                                      Administrative Vice
                                       President/Secretary








                             INDEX TO EXHIBITS


Exhibit                            Item                              Page

   24                 Consent of Independent Auditors                 16






                                                                 Exhibit 24



                      CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-26549) pertaining to the Ashland Coal, Inc. Employee Thrift Plan and in the related Prospectus of our report dated June 5, 1995, with respect to the financial statements and schedules of the Ashland Coal, Inc. Employee Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                                       /s/ERNST & YOUNG LLP


Louisville, Kentucky
June 20, 1995





